SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month April 2009

TAT TECHNOLOGIES LTD.
(Name of Registrant)

P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release re TAT Technologies Ltd. and Limco-Piedmont Inc. announce merger, dated April 3, 2009.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT TECHNOLOGIES LTD. AND LIMCO-PIEDMONT INC. ANNOUNCE MERGER

Thursday April 3, 2009 15:00 pm ET

GEDERA, Israel, April 3. 2009 /PRNewswire-FirstCall/ – TAT Technologies Ltd. (NASDAQ: TATTF – News) and Limco-Piedmont Inc. (Nasdaq: LIMC) today announced that they have entered into a definitive agreement and plan of merger pursuant to which TAT (which presently owns 61.8% of Limco’s common stock) will acquire all of the publicly held shares of common stock of Limco pursuant to a stock for stock merger. Under the terms of the merger agreement, Limco’s stockholders will receive one half of an ordinary share of TAT for each share of Limco common stock they own. The exchange ratio in the transaction represents a premium of 12% to Limco’s closing share price on April 2, 2009 (the day before the announcement of the merger). It also represents a premium of 24.3% to Limco’s last 20 day volume weighted average stock price on the Nasdaq global market.

Following the merger, the former Limco stockholders (excluding TAT) will own approximately 27.8% of the ordinary shares of TAT. It is also anticipated that following the merger TAT Industries Ltd., the controlling stockholder of TAT, which holds approximately 59% of the ordinary shares of TAT, will own approximately 42% of the ordinary shares of TAT and Isal Investment Ltd., the beneficial owner of 71% of the ordinary shares of TAT (through its control in TAT Industries Ltd.) will be the beneficial owner of approximately 51% of the ordinary shares of TAT.

The transaction is subject to approval of Limco’s stockholders and other customary closing conditions. TAT, which holds 61.8% of Limco’s outstanding common stock, has advised Limco’s board that it intends to vote for approval and adoption of the merger. Accordingly, such approval and adoption is assured. Approval of the merger by TAT’s shareholders is not required. It is anticipated that the closing of the merger will occur in the second or third quarter of 2009.

Upon consummation of the merger, Limco will operate as a wholly-owned subsidiary of TAT, maintaining its current management. Giora Inbar, Chairman of TAT said: “The merger will provide the public stockholders of Limco with an equity interest in a more diversified company with a larger public float and listing on dual markets (Nasdaq and TASE). In addition, the combined company will no longer have to pay the considerable legal, accounting and other costs resulting from both the parent (TAT) and its majority owned subsidiary (Limco) being public companies.”

The merger agreement was negotiated on behalf of Limco by a special committee of its board of directors, composed entirely of independent directors, who were advised by Oppenheimer & Co as financial advisor and by Proskauer Rose LLP as legal advisor. The board of directors and the special committee of Limco unanimously approved the merger as did the board of directors of TAT.

About the Companies

Limco-Piedmont Inc. provides maintenance, repair and overhaul, or MRO, services and parts supply services to the aerospace industry. Limco-Piedmont’s Federal Aviation Administration certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco-Piedmont specializes in MRO services for components of aircraft, such as heat transfer components, auxiliary power units, propellers, landing gear and pneumatic ducting. In conjunction with Limco-Piedmont’s MRO services, Limco-Piedmont is also an original equipment manufacturer of heat transfer equipment for airplane manufacturers and other related products. Limco-Piedmont’s parts services division offers inventory management and parts services for commercial, regional and charter airlines and business aircraft owners.

TAT Technologies Limited provides a variety of services and products to the aerospace industry under three operational segments: (i) OEM products (ii) MRO services and (iii) parts, each with the following characteristics:

Our OEM activities primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) manufacture and sell other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines; and (iii) design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems

Our MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. Our Limco-Piedmont subsidiary operates four FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Our parts segment focuses on the sale of APU parts propellers and landing gear. We offer parts services for commercial, regional and charter airlines and business aircraft owners.

Additional Information

In connection with the proposed merger, Limco and TAT intend to file materials relating to the transaction with the SEC, including a registration statement of TAT, which will include a prospectus of TAT and a proxy statement of Limco. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TAT, LIMCO AND THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV. THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO MARY DOWDY, CHIEF FINANCIAL OFFICER AT 918-445-4331.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. The forward-looking statements relate to the planned merger, including the reasons and timing of such transaction. These forward-looking statements involve risks and uncertainties that could cause Limco’s and TAT’s results to differ materially from management’s current expectations. Such risks and uncertainties include, but are not limited to, the risk that we are not able to realize the benefits expected from the merger. In addition, other risks that Limco and TAT face in running their operations include, but are not limited to, general business conditions in the airline industry, changes in demand for their services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in their operations, and other risks detailed from time to time in the companies’ filings with the Securities Exchange Commission, including with respect to Limco, its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q and with respect to TAT, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in the foregoing forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Shmuel Fledel —————————————— Shmuel Fledel Chief Executive Officer

Date: April 3, 2009